UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

Specialized Disclosure Report

AMCOR PLC
(Exact name of registrant as specified in its charter)

Jersey	001-38932	98-1455367
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

83 Tower Road North Warmley, Bristol United Kingdom	BS30 8XP
(Address of principal executive offices)	(Zip code)

Damien Clayton, Company Secretary +44 7773 615 794
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this Form is being submitted, and provide the period to which the information in this Form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2025.

☐	Rule 13q-1 under the Securities Exchange Act (17 CFR 240.13q-1) for the fiscal year ended ____________.

Section 1 – Conflict Minerals Disclosure

Item 1.01	Conflict Minerals Disclosure and Report

Introduction

This Specialized Disclosure Report on Form SD for the year ended December 31, 2025, is presented by Amcor plc (which may be referenced as “Amcor,” “it,” “we,” “us” or “our”) to comply with Rule 13p-1 under the Securities Exchange Act of 1934, as amended (the “Rule”). The Rule was adopted by the Securities and Exchange Commission (“SEC”) to implement reporting and disclosure requirements related to “conflict minerals” in the form of columbite-tantalite, cassiterite, gold, wolframite or their derivatives, which are limited to tantalum, tin and tungsten, as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act. The Rule imposes certain reporting obligations on SEC registrants for which conflict minerals are necessary to the functionality or production of products manufactured by the registrant or contracted to be manufactured by the registrant (“3TG”). The reporting and disclosure requirements apply to all registrants, wherever the geographic origin of the conflict minerals.

Amcor is a global leader in developing and producing responsible consumer packaging and dispensing solutions across a variety of materials for nutrition, health, beauty and wellness categories. Our global product innovation and sustainability expertise enables us to solve packaging challenges around the world every day, producing a range of flexible packaging, rigid packaging, cartons and closures that are more sustainable, functional and appealing for our customers and their consumers. We are guided by our purpose of elevating customers, shaping lives and protecting the future.

Amcor requires suppliers that provide us with products, materials or components containing 3TG to submit information to us that allows us to conduct due diligence on the source and chain of custody of the 3TG in our supply chain. We expect our suppliers to adopt policies and establish their own due diligence programs to ensure the 3TG in our mutual supply chain does not directly or indirectly finance or benefit armed groups in the Democratic Republic of the Congo or an adjoining country (the “Covered Countries”) or is from recycled or scrap sources. If we become aware of a supplier whose supply chain includes 3TG that does not meet this standard, we will take appropriate steps to remedy the situation in a timely manner, including reassessment of the supplier relationship. We expect our suppliers to take similar measures with their own suppliers.

Amcor Practices Sustainability in Procurement and Supply Chain Activities

Amcor is committed to managing, understanding, and reporting on our environmental footprint, which includes reporting on our responsible procurement activities. We also acknowledge such an expansive supply chain as a source of environmental, labor, and human rights risks which may be heightened in certain geographies, sectors and supplier categories. Though the packaging industry’s supply chain is not considered among the highest risk sectors, we recognize that such risks can arise in any industry and geography and we must remain vigilant to protect ourselves, our customers, and our communities. All Amcor suppliers are required to comply with the principles outlined in Amcor’s Supplier Code of Conduct (“SCoC”), which covers the areas of business integrity, labor standards, occupational health, and environmental management and improvement. Our goal is for all our suppliers, to sign our SCoC or demonstrate they have an equivalent internal code of conduct in place.

Conflict Minerals Disclosure

Amcor has developed an intra-company Conflict Minerals Questionnaire that each year requires designated senior personnel within the procurement function of each of Amcor’s business groups to review the group’s products and operations and determine whether the group manufactures, or contracts for the manufacture of, products containing 3TG. Where the response to these inquiries is in the affirmative, the designated personnel are required to identify the suppliers of such 3TG, or products containing 3TG and to assess whether such minerals are necessary to the functionality or production of those products.

Senior Amcor procurement personnel then contact all identified suppliers of such 3TG, or products containing 3TG, to inform them about the 3TG issue, to advise them of Amcor’s commitment to sourcing 3TG responsibly and to elicit information about the suppliers’ sourcing of all such 3TG supplied to Amcor, including information on country of origin, whether such 3TG is derived from recycled or scrap sources, and, where available, the identity of relevant smelters or refiners.

Amcor made a good-faith inquiry of responsible personnel within Amcor’s business groups that manufactured products, or that contracted for the manufacture of products, during the year ended December 31, 2025, to determine whether any of those products contained 3TG. Based on this inquiry, Amcor determined that certain products it manufactured, or for which it contracted for the manufacture, during the year ended December 31, 2025, contained 3TG (principally, tin).

Amcor then made a further good-faith inquiry of its suppliers of 3TG, or products containing 3TG. The inquiry was reasonably designed to determine whether any of such 3TG originated in a Covered Country or was from recycled or scrap sources.

Based on Amcor’s suppliers’ responses, Amcor has determined that the 3TG in its products manufactured, or contracted to be manufactured, during the year ended December 31, 2025, did not originate in a Covered Country, and Amcor has no reason to believe that the 3TG in its products originated in a Covered Country. In addition, all suppliers who supply Amcor with any 3TG for the manufacture of products containing such 3TG have confirmed that such suppliers source 3TG through smelters or refiners verified as conformant with the Responsible Minerals Initiative’s Responsible Minerals Assurance Process, a widely recognized standard that uses independent, third-party audit assessment of smelter and refiner management systems and sourcing practices for responsible mineral procurement.

This Specialized Disclosure Report on Form SD is available on Amcor’s publicly available Internet website at https://www.amcor.com/investors/financial-information/sec-filings.

Item 1.02	Exhibit

Not applicable.

Section 2 – Resource Extraction Issuer Disclosure

Item 2.01	Resource Extraction Issuer Disclosure and Report

Not applicable.

Section 3 – Exhibits

Item 3.01	Exhibits

Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Amcor plc
(Registrant)

Date: May 27, 2026	By:	/s/ Damien Clayton
Damien Clayton
Company Secretary